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                                                                 Exhibit (a)(12)

                        ADDENDUM FOR EMPLOYEES IN FRANCE


Tax Information

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     Given the adverse consequences of a straight repricing of options, you are being given the opportunity to surrender your Eligible Options and Required Options pursuant to the terms of the Offer. If you choose to surrender your Eligible Options and Required Options in exchange for New Options, any New Options granted will be qualified options under French law. Your ability to exercise your New Options will be restricted until the first anniversary of the grant date of the New Options and you will not be permitted to sell any shares acquired upon exercise until four years after the grant date of the New Options. However, among other things, if your employment with us is terminated, you will generally be permitted to exercise your New Options on or before the date which is the later of: i) three (3) months after termination of employment; and ii) four (4) years after the grant date of the New Options. In addition, in order to obtain further beneficial tax treatment, you may wish to hold the shares acquired upon exercise for another two years after exercise. In order to comply with French law for qualified options, the exercise price and/or grant date for the New Options may be different for French employees than is provided for in the Offer. You may wish to take these matters into consideration when deciding whether to tender Eligible Options and Required Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.